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April 7, 2011

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Mellissa Campbell Duru

Re:	Cedar Fair, L.P.
Preliminary Proxy Statement on Schedule 14A
Filed by Cedar Fair, L.P.
Filed on March 29, 2011
File No. 001-09444

Dear Ms. Duru:

On behalf of our client, Cedar Fair, L.P. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”) of the Company (File No. 001-09444).

Set forth below in bold are comments in the Staff’s letter of April 6, 2011. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Ms. Duru

U.S. Securities and Exchange Commission

April 7, 2011

General

1.	Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, revise to specify the record date once known and disclose the information required by Item 1 of Schedule 14A.

In response to the Staff’s comment, the Company has revised the disclosure in the Preliminary Proxy Statement to specify April 11, 2011 as the record date for the Special Meeting. Upon receiving clearance of the Preliminary Proxy Statement from the Staff, the Company intends to fill in all blanks in the Preliminary Proxy Statement, including the date of the Special Meeting, and include information as of the most reasonable practical date, including revising to disclose the information required by Item 1 of Schedule 14A.

2.	If the record date has been established, please supplementally confirm whether the company has complied with the advance notice requirements set forth in Rule 14(a)-13(a)(3).

The Company hereby acknowledges that it has complied with the advance notice requirements set forth in Rule 14(a)-13(a)(3) with respect to the record date of April 11, 2011.

3.	Please supplement your disclosure and include a brief background section that addresses discussions and/or any ongoing litigation involving the company and Q Funding that lead up to the current solicitation.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Preliminary Proxy Statement.

Participants in the Proxy Solicitation, page 10

4.	It appears that you intend to solicit proxies via interview, mail, telephone or facsimile. Please revise to clarify all methods of solicitation that will be used. For example, disclose whether you intend to solicit via the internet and if so, the website addresses of any internet chat rooms that you will use. Refer to Item 4(a)(3) of Schedule 14A.

We supplementally advise the Staff that the Company intends to solicit proxies only via interview, mail, telephone and facsimile. We respectfully advise the Staff that if, after the date hereof, the Company intends to solicit proxies via other methods, the Company will update the disclosure accordingly.

Ms. Duru

U.S. Securities and Exchange Commission

April 7, 2011

5.	Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Company confirms it will comply with Rule 14a-6(b) and (c).

Proposal 1 and Proposal 2, page 11

6.	Refer generally to Item 19 of Schedule 14A. With a view toward revised disclosure, supplementally explain the mechanics of how and when the General Partner will determine whether proposals 1 and 2 have received the requisite thresholds that are the pre-conditions to the General Partner providing its approval. We may have further comment.

We respectfully advise the Staff that, as noted on pages 2 and 8 of the Preliminary Proxy Statement, the requisite thresholds for unitholder approval are (a) with respect to Proposal 1, the affirmative vote of holders of eighty percent (80%) of the outstanding units of the Company entitled to vote and (b) with respect to Proposal 2, the affirmative vote of holders of a majority of the outstanding units of the Company entitled to vote.

We supplementally advise the Staff that the Company will tabulate preliminary voting results at the Special Meeting and announce such preliminary results at the Special Meeting. Final voting results will be tabulated by the Company and the Company will publish the final voting results in a Current Report on Form 8-K that the Company expects to file with the Securities and Exchange Commission within four business days of the Special Meeting (and, in any event, as soon as practicable after such tabulation). In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Preliminary Proxy Statement.

7.	Further to our comment above, assuming proposals 1 and 2 are approved at the requisite thresholds, advise us of whether the Board has already established any tentative timeframe to effectuate the amendments to the partnership agreement contemplated by the proposals.

We respectfully advise the Staff that if both Proposals 1 and 2 are approved by the requisite thresholds of unitholders, the Board currently expects to effectuate the amendments contemplated by Proposals 1 and 2 promptly after the final tabulation of the voting results. Further, as noted on page 7 of the Preliminary Proxy Statement, if both Proposals 1 and 2 are approved by the requisite thresholds of unitholders, the Company will ensure that the 2011 annual meeting of its

Ms. Duru

U.S. Securities and Exchange Commission

April 7, 2011

unitholders will be set on a date that will enable unitholders to nominate directors for election to the Board of Directors in accordance with such proposals.

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or, if more convenient, send me an e-mail (michael.aiello@weil.com).

Very truly yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Duff Milkie
(Cedar Fair, L.P.)
Matthew J. Gilroy
(Weil, Gotshal & Manges LLP)